Filed Pursuant To Rule 433

Registration No. 333-217785

June 29, 2017

Title: 2017 Midyear Investment Outlook
Chapter Title: Introduction: This Is the New Abnormal
Mike Arone:
Lower Third Title: Mike Arone, CFA
Chief Investment Strategist, US SPDR Business
At the midpoint of 2017 global markets remain complex. The year started with great expectations. The post US-election rally was driven by three things; improving earnings, better global growth and optimism regarding the Trump policy agenda. However, recent data indicate that the global economy may be tiring while the Trump agenda has stalled. Despite these risks, stock market investors continue to give the benefit of the doubt to both the economy and the Trump administration. Now, amid a number of scandalous headlines coming out of Washington DC and growing geopolitical concerns, many investors are left wondering if the long bull market is inching closer to its end.
The current turmoil in DC combined with growing uncertainty regarding the future path of global monetary policy, makes the second half of 2017 difficult to forecast. I expect underwhelming economic growth, low interest rates and modest inflation to continue. But importantly, the timing of the Trump policy agenda – defined by an increase in fiscal spending, infrastructure projects, tax reform and deregulation – has been pushed much farther out on the horizon than originally expected. As a result, any impact on economic growth, interest rates and inflation isn’t likely to materialize until at least the second half of 2018. Although global growth has improved some and investor sentiment remains strong, the long-term outlook for growth remains sluggish. In the near term, there are no clear catalysts for a shift back into the reflationary Trump trades and related investments that were so popular in the aftermath of the US election.
The New Abnormal has been characterized by low rates, high valuations, low volatility and high policy uncertainty. In this unusual environment I suggest investors consider three investment themes as they reposition portfolios for the second half of the year.
[callout 1] First, look beyond traditional sources to generate income, ensuring the yield is worth the risk
[callout 2] Second, pursue opportunities outside the US, at a reasonable price and a reasonable risk
[callout 3] Third, seek to mitigate potential bouts of volatility from policy uncertainty with an allocation to gold
Chapter Title: Where Is There Income?

Matthew Bartolini:
Lower third Title: Matthew Bartolini, CFA Head of SPDR Americas Research
The Federal Reserve’s recent rate hikes in the post-election wave of pro-growth, pro-cyclical, fiscal stimulus plans have affected the bond markets and immediately sent bond yields higher post-election.
However, that spike in rates initially felt after the election were more of a sugar high than a sustained rush.
Over the last few months as distractions have delayed policy decisions and the market has turned less than sanguine on the prospects that all of the proposed policy changes will be implemented.
As a result measures of inflation expectations have trended sideways, and the yield curve has flattened.
[callout 4] Even with these recent trends in yields, they are higher than they were a year ago, however, they still pale in comparison to the average yield over the last twenty years for most traditional bond segments.
Macro forces continue to pressure yields while at the same time demographic trends are fueling the demand for stable, reliable streams of income.
All of which underscore the challenge investors have to construct portfolios in a New Abnormal, and why feel it requires a different approach to what has worked well in the past.
Chapter Title: Implementation Ideas for Income at a Reasonable Risk
Matthew Bartolini:
We feel fixed income portfolios should be divided into three distinct buckets, aimed at three objectives: diversification, stability, and income, with the core of the portfolio including all three to arrive at a portfolio that can potentially provide income at a reasonable risk.
[callout 5] Therefore, in the core, we favor active over passive in order to balance interest and credit rate risks, while pursuing higher levels of income generation than typically offered in the Agg – which has had its yield fall while has duration soared.
[callout 6] Outside the core, we favor floating over fixed, and investors may want to consider augmenting their credit allocation with senior loans.
[callout 7] Loans may benefit more than fixed rate high yield, which trade at tight spread levels, and have less-than-stellar fundamentals.

[callout 8] For the short duration bucket for investors portfolios we favor floating over fixed again, as a potential source of income while mitigating duration induced price declines, similar to the ones witnessed after the US election.
Chapter Title: Where Is There Value?
Mike Arone:
Lower Third Title: Mike Arone, CFA
Chief Investment Strategist, US SPDR Business
In today’s market the more ideal value opportunities may lie beyond broad US exposure, as US equities are trading above their average valuations, and indicate a level of richness.
Going back over the last 25 years, today’s levels of Price-to-Book, Price-to-earnings, or Price-to-sales [callout 9] are well above their median levels, and are each in the top quartile. [callout 10] This trend was not lost on our survey respondents where US valuations were listed as one of the top three concerns.
With such a backdrop, where should one look for value opportunities?
Even with broad equities in the US trading rich, there are some in the US, namely within Financials which trade below [callout 11] their 20 year average level of Price-to-Book, and represent a relative valuation play versus the broader S&P 500 Index.
Tech stocks also warrant consideration, even after a torrid start to 2017, as they trade on par with [callout 12] their 20 year Price-to-Book relative valuation versus the S&P 500. And this valuation is against a backdrop where the tech sector has posted the highest amount of earnings surprises over the last four consecutive quarters.
However, outside the US is really where the value can begin to emerge, and why we feel for those looking for opportunities at a reasonable price may want to focus their sights across the pond.
Specifically, in the Eurozone and Emerging Markets.
Chapter Title: Implementation Ideas for Value
Mike Arone:
Tactically, the Eurozone appears to offer attractive valuations against a backdrop where policy has become less uncertain following the results of the French election.
[callout 13] The Eurozone still trades at a 17 percent discount to its 15-year median relative price-to-book to the S&P 500. Additionally, tailwinds for growth may emerge as last year marked the first time since 2008 that the Eurozone GDP grew faster than the US, after four years of trending below its 2 percent target.

[callout 14] This is leading to better pricing power and higher profit margins for companies in the region. Improving growth comes on the heels of continued consumer strength, buoyant economic sentiment and manufacturing gains, which may further boost earnings-per- share growth for European companies.
[callout 15] With “Frexit” fears abated, attractive valuations and upbeat earnings expectations now highlight the possibility to find value in Developed Ex-US exposures with a targeted emphasis on Europe – a rotation reinforced by our survey results.
Investors may also want to look for reasonably-priced opportunities beyond a targeted position in the Eurozone to include broad-based Developed Ex-US and Emerging Market allocations. But there are some caveats to consider, specifically for Emerging Markets where valuations are low as result of the bust from the commodity supercycle and geopolitical risks are still quite high.
To zero in not only on value, but value at a reasonable risk in broad-based Developed Ex-US and Emerging Markets, [callout 16] applying a multi-factor smart beta approach to target low volatile firms with quality and healthy balance sheets that trade at inexpensive valuations may warrant consideration.
Chapter Title: Will Low Volatility Continue?
Matthew Bartolini:
Lower third Title: Matthew Bartolini, CFA Head of SPDR Americas Research
Nearly halfway through 2017, the average level of the VIX Index, the so-called Wall Street’s “fear gauge,” is 11.9.
If the year ended today, the VIX would set a record for the lowest calendar year average in its 27-year history.
In our view, it’s unlikely that these low volatility levels will persist, or that we will suddenly see an extended period of high volatility.
Rather, investors may want to expect periods of episodic volatility.
And we have had periods or episodes of volatility even in light of these low levels over the past year, with the US election and Brexit being two events in the most recent memory.
[callout 17] This idea of episodic volatility is reinforced by the fact that while the VIX has trended lower over the past few years, there have been an increasing number of days where the VIX has traded 1.5x higher than the average on that year.
With levels of political uncertainty, partisan conflict and geopolitical risk elevated, the prospect of a tranquil summer with no fireworks seems to be a pipedream.
Therefore, look for market events to push the VIX higher and portfolios should be prepared alike as a spike in volatility may alter sentiment and slow the speed of this current bull market.
Chapter Title: Implementation Ideas for Volatility
Matthew Bartolini:
There is no doubt the market environment is complex. Based on futures positioning, there are a large amount of buyers positioned for further upside in equities, but a very small amount positioned for further upside in volatility.
However, an alternative measure of market sentiment for volatility, the SKEW Index otherwise known as the Black Swan Index presents a strikingly different picture, [callout 18] clouding the current risk environment.
Now a high level in the SKEW index shows that, even in light of a low volatility environment, investors are willing to pay “up” in order to hedge tail risk, and do remain somewhat on edge.
So with positioning in the futures market at extremes, there does appear to be a coiled spring mentality here, something investors should take note of if uncertainty does spill over into fear.
And this time it may be different if episodes of volatility come about. Over the past few years, when we’ve had spikes in volatility, the Fed has been able to act as a backstop of sorts, by remaining accommodative.
Additionally, given that there is gridlock in Washington, it doesn’t seem that fiscal stimulus is ready to pick up the baton either.
So against this backdrop of continued uncertainty, what tools are available for investors seeking to mitigate episodes of volatility? As the Nobel Prize-winning economist Harry Markowitz advised, “Diversification is the only free lunch.” With that in mind, investors may consider [callout 19] diversifying their portfolios by including a position to gold, which has a low historical correlation to traditional stocks and bonds.
Definitions:
Bloomberg Barclays Global Aggregate Bond Index A benchmark that provides a broad-based measure of the global investment-grade fixed income markets. The three major components of this index are the US Aggregate, the Pan-European Aggregate, and the Asian-Pacific Aggregate Indices. The index also includes Eurodollar and Euro-Yen corporate bonds, Canadian government, agency and corporate securities, and USD investment-grade 144A securities.
Bloomberg Barclays U.S. Aggregate Bond Index A benchmark that provides a measure of the performance of the US dollar denominated investment grade bond market, which includes investment grade government bonds, investment grade corporate bonds, mortgage pass through securities, commercial mortgage backed securities and asset backed securities that are publicly for sale in the US.
Bloomberg Barclays US Corporate 1-5-Year Index An index that measures the investment grade, fixed-rate, taxable corporate bond market. It includes USD denominated securities publicly issued by US and non-US industrial, utility and financial issuers.
Bloomberg Barclays US Credit Index A benchmark that represents the performance of investment-grade corporate debt and agency bonds that are dollar denominated and have a remaining maturity of greater than one year.
BofA Merrill Lynch US High Yield Index Tracks the performance of US dollar denominated below investment grade corporate debt publicly issued in the US.
CBOE SKEW Index A benchmark designed to measure the perceived risk of extreme negative moves in US equity markets. SKEW values calculated from weighted strips of out-of-the-money
S&P 500 options, rise to higher levels as investors become more fearful of a “black swan” event
— an unexpected event of large consequence.
CBOE Volatility Index (VIX) A measure of market expectations of near-term volatility conveyed by S&P 500 stock index option prices.
Credit Spread The difference in yield between a U.S. Treasury bond and a debt security with the same maturity but of lesser quality.
Debt-to-EBITDA Ratio The percentage of a company’s debt relative to its EBITDA (earnings before interest, taxes, depreciation and amortization). The ratio is a measurement of leverage, calculated as a company’s interest-bearing liabilities minus cash or cash equivalents, divided by its EBITDA.
EuroSTOXX 50 Index A stock index of Eurozone stocks designed by STOXX, an index provider owned by Deutsche Börse Group.
Price-to-Book, or P/B Ratio A valuation metric that compares a company’s current share price against its book value, or the value of all its assets minus intangible assets and liabilities. Price-to-Earnings Multiples, or P/E Ratio A valuation metric that uses the ratio of the company’s current stock price versus its earnings per share.
Price-to-Sales P/S Ratio A valuation metric for stocks calculated by dividing the company’s market cap by the revenue in the most recent year; or, equivalently, divide the per-share stock price by the per-share revenue.
S&P 500 Index A popular benchmark for U.S. large-cap equities that includes 500 companies from leading industries and captures approximately 80% coverage of available market capitalization.
S&P 500 Financials Index A benchmark that comprises those companies included in the S&P 500 that are classified as members of the GICS® financials sector.
S&P 500 Information Technology Index A benchmark that comprises those companies included in the S&P 500 that are classified as members of the GICS® information technology sector. Smart Beta A set of investment strategies that use alternative index construction rules seeking to achieve outperformance over first-generation market capitalization based indices. Most smart beta indices isolate six particular “factors” — small size, value, high yield, low volatility, quality and momentum.
Disclosures:
IMPORTANT RISK INFORMATION
This video is provided for informational purposes only and does not constitute investment advice and it should not be relied on as such. It should not be considered a solicitation to buy or an offer to sell a security. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. You should consult your tax and financial advisor. All material has been obtained from sources believed to be reliable. There is no representation or warranty as to the accuracy of the information and State Street shall have no liability for decisions based on such information.
The views expressed in this material are the views of Michael Arone and Matthew Bartolini through the period ended June 7th, 2017 and are subject to change based on market and other conditions. This document contains certain statements that may be deemed forward-looking statements. Please note that any such statements are not guarantees of any future performance and actual results or developments may differ materially from those projected.
The whole or any part of this work may not be reproduced, copied or transmitted or any of its contents disclosed to third parties without SSGA’s express written consent.
More Information on the State Street Global Advisors’ Online Midyear Survey
A total of 721 investment professionals completed State Street Global Advisors’ Online Midyear Survey, the goal of which was to determine the investment concerns and client portfolio considerations that were top of mind for investment professionals. They survey was fielded in May 2017. Respondents represented a variety of investment professional segments holding a wide range of assets under management.
Non-diversified funds that focus on a relatively small number of securities tend to be more volatile than diversified funds and the market as a whole.
ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs net asset value. Brokerage commissions and ETF expenses will reduce returns.
Actively managed funds do not seek to replicate the performance of a specified index. An actively managed fund may underperform its benchmark. An investment in the fund is not appropriate for all investors and is not intended to be a complete investment program. Investing in the fund involves risks, including the risk that investors may receive little or no return on the investment or that investors may lose part or even all of the investment.
Passively managed funds hold a range of securities that, in the aggregate, approximates the full Index in terms of key risk factors and other characteristics. This may cause the fund to experience tracking errors relative to performance of the index.
Foreign (non-U.S.) Securities may be subject to greater political, economic, environmental, credit and information risks. Foreign securities may be subject to higher volatility than U.S. securities, due to varying degrees of regulation and limited liquidity. These risks are magnified in emerging markets.
The values of debt securities may decrease as a result of many factors, including, by way of example, general market fluctuations; increases in interest rates; actual or perceived inability or unwillingness of issuers, guarantors or liquidity providers to make scheduled principal or interest payments; illiquidity in debt securities markets; and prepayments of principal, which often must be reinvested in obligations paying interest at lower rates.
Bonds generally present less short-term risk and volatility than stocks, but contain interest rate risk (as interest rates rise, bond prices usually fall); issuer default risk; issuer credit risk; liquidity risk; and inflation risk. These effects are usually pronounced for longer-term securities. Any fixed income security sold or redeemed prior to maturity may be subject to a substantial gain or loss. Investments in Senior Loans are subject to credit risk and general investment risk. Credit risk refers to the possibility that the borrower of a Senior Loan will be unable and/or unwilling to make timely interest payments and/or repay the principal on its obligation. Default in the payment of interest or principal on a Senior Loan will result in a reduction in the value of the Senior Loan and consequently a reduction in the value of the Portfolio’s investments and a potential decrease in the net asset value (“NAV”) of the Portfolio.
Securities with floating or variable interest rates may decline in value if their coupon rates do not keep pace with comparable market interest rates. Narrowly focused investments typically exhibit higher volatility and are subject to greater geographic or asset class risk. The Fund is subject to credit risk, which refers to the possibility that the debt issuers will not be able to make principal and interest payments.
Investments in asset backed and mortgage backed securities are subject to prepayment risk which can limit the potential for gain during a declining interest rate environment and increases the potential for loss in a rising interest rate environment.
Government bonds and corporate bonds generally have more moderate short-term price fluctuations than stocks, but provide lower potential long-term returns.
Investing in high yield fixed income securities, otherwise known as “junk bonds”, is considered speculative and involves greater risk of loss of principal and interest than investing in investment grade fixed income securities. These Lower-quality debt securities involve greater risk of default or price changes due to potential changes in the credit quality of the issuer.
Increase in real interest rates can cause the price of inflation-protected debt securities to decrease. Interest payments on inflation-protected debt securities can be unpredictable. A “value” style of investing emphasizes undervalued companies with characteristics for improved valuations. This style of investing is subject to the risk that the valuations never improve or that the returns on “value” equity securities are less than returns on other styles of investing or the overall stock market. Although subject to the risks of common stocks, low volatility stocks are seen as having a lower risk profile than the overall markets. However, a fund that invests in low volatility stocks may not produce investment exposure that has lower variability to changes in such stocks’ price levels. A “quality” style of investing emphasizes companies with high returns, stable earnings, and low financial leverage. This style of investing is subject to the risk that the past performance of these companies does not continue or that the returns on “quality” equity securities are less than returns on other styles of investing or the overall stock market.
Equity securities may fluctuate in value in response to the activities of individual companies and general market and economic conditions.
Investing involves risk, and you could lose money on an investment in GLD.
ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.
Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.
Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
Diversification does not ensure a profit or guarantee against loss.
Investing in commodities entails significant risk and is not appropriate for all investors.
Important Information Relating to SPDR Gold Shares Trust (“GLD®”):
The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares.
The GLD prospectus is available by clicking https://us.spdrs.com/public/SPDR_GOLD%20TRUST_PROSPECTUS.pdf, when distributed electronically. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053
GLD is not an investment company registered under the Investment Company Act of 1940 (the
“1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.
GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent.
For more information, please contact the Marketing Agent for GLD: State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Boston, MA, 02111; T: +1 866 320 4053 spdrgoldshares.com
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Distributor: State Street Global Advisors Funds Distributors, LLC, member FINRA, SIPC, an indirect wholly owned subsidiary of State Street Corporation. References to State Street may

include State Street Corporation and its affiliates. Certain State Street affiliates provide services and receive fees from the SPDR ETFs. State Street Global Advisors Funds Distributors, LLC is the distributor for certain registered products on behalf of the advisor. SSGA Funds Management has retained GSO Capital Partners & DoubleLine Capital LP as the sub-advisor.
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IBG-23943
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SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.